Mail Stop 3561

July 16, 2009

<u>Via Fax & U.S. Mail</u>

Phillip K. Marshall
Chief Financial Officer
Rick's Cabaret International, Inc
10959 Cutten Rd
Houston, TX 77066

> **Re: Rick's Cabaret International, Inc.**
> **Form 10-KSB for the fiscal year ended September 30, 2008**
> **Filed December 29, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 12, 2009**
> **File No. 001-13992**

Dear Mr. Marshall:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant